Tel 914 421 6700 Fax 914 421 6793 AboveNet, Inc. 360 Hamilton Avenue White Plains, NY 10601 www.above.net

October 8, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F St. NE
Washington, DC  20549

Attention:  Larry Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated September 25, 2009 and we have reviewed the comments contained therein. For your ease of reference, we have included your original comments below and have provided our response after each comment. In our responses, AboveNet, Inc. (together with its subsidiaries) will be hereinafter referred to as the “Company,” “we” or “our.”

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2: Basis of Presentation and Significant Accounting Policies, Page 43

1.
Refer to your discussion of property and equipment on page 45 and in your footnote on page 51. It appears that transmission equipment inventory was impaired during 2007 and 2008. Please tell us, and expand your disclosure in future filings to discuss, what triggers or factors the company considers in determining whether an impairment test is necessary. Your discussion should explain what led to your impairment of transmission equipment and how these factors might also effect potential impairment of other property and equipment (i.e., network infrastructure assets).

Response:

The Company follows paragraph 8 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether an event has occurred that requires an impairment test. The Company completed a full physical inventory and obtained a third party appraisal of all of its property and equipment (assets in revenue service, operations and inventory, primarily spare parts) at June 30, 2006.

U.S. Securities and Exchange Commission
October 8, 2009

Note 2: Basis of Presentation and Significant Accounting Policies, Page 43 (Continued)

Response: (Cont’d)

The Company will expand its disclosure in future filings to discuss the triggers or factors the Company considers to determine if an impairment test is necessary.  The factors include: consideration of the overall economic climate, technological advances with respect to equipment, its strategy and capital planning in determining whether a triggering event has occurred and an impairment test is necessary with respect to assets in the network (revenue services) and operations.  Since June 30, 2006, no event has occurred nor has the business environment changed to trigger an impairment test for assets in revenue service and operations.  The Company considers the removal of assets from the network as a triggering event.  The Company performs annual physical counts of such assets that are not in revenue service or operations (e.g., inventory, primarily spare parts).  Once an item is removed from service, unless it is to be redeployed, it may have little or no future cash flows related to it.  Consequently, pursuant to SFAS No. 144, the Company determined the fair value of such assets and recorded an impairment charge related to certain assets removed from service.  The fair value of such assets was obtained through the receipt of a valuation report, which was prepared on a basis consistent with SFAS No. 157, “Fair Value Measurements.” As a result, in both December 31, 2007 and 2008, the Company adjusted the carrying value of certain components of inventory (substantially transmission equipment removed from service) to fair value where the carrying value exceeded such fair value.  The equipment for which a provision for impairment was provided was primarily older generation technology equipment, which has been replaced in the network by equipment with updated technology whose value was not impaired.  Further, the Company has no other equipment similar to the items impaired in inventory remaining in the network.

Revenue Recognition, Page 44

2.
Please clarify for us, and revise your disclosure in future filings to clarify, whether you amortize revenue related to installation services over the related contract term, or the estimated term of the related customer relationship.

Response:

On page 44 of our Form 10-K for the fiscal year ended December 31, 2008, we state that non-refundable payments collected for future services before the relevant criteria for revenue recognition have been satisfied are deferred and amortized into income over the related service period. Further, we say on page 45 that revenue related to installation services is amortized on a straight-line basis over the contracted customer relationship, which generally ranges from two to twenty years. We will further clarify our description in future filings by replacing “related service period” and “contracted customer relationship” with “fixed contract term.”

U.S. Securities and Exchange Commission
October 8, 2009

Note 4: Property and Equipment, Page 51

3.
We note from your discussion of property and equipment on page 45 that construction in progress is included within your network infrastructure assets balance. Please tell us, and to the extent that it is material, disclose in future filings, the portion of your balance that is attributable to construction in progress.

Response:

Capitalized costs associated with construction in progress at December 31, 2008 were $14.8 million. We will disclose our capitalized costs associated with construction in progress in future filings.

Note 8: Income Taxes, Page 52

4.
Refer to your table of deferred income taxes. It appears that you have recognized $93.3 million and $101.5 million in deferred tax liabilities related to deferred revenue at December 31, 2008 and 2007, respectively. It appears, however, that you only had deferred revenues of $115 million and $112.5 million at December 31, 2008 and 2007, respectively. Please tell us how you calculated your deferred tax liability related to deferred revenue.

Response:

Typically, deferred revenue reported for financial statement purposes gives rise to a deferred tax asset, as it usually represents amounts received in advance of the service period, which is generally included as gross income when received for income tax purposes and recorded when the revenue service is completed for financial statement purposes. Because the revenue is recognized as taxable income before it is recorded as financial statement income, it gives rise to a deferred tax asset (future income tax benefit). In our situation, however, our basis in deferred revenue for income tax purposes is higher than it is for financial statement purposes because of the difference in treatments of certain long-term service contracts. For income tax purposes, the Company followed Internal Revenue Code Section 467 (“IRC Section 467”) and recognized certain service prepayments on long-term service contracts that qualified for such treatment over the terms of the related contracts, as opposed to upon collection of the prepayment. However, for financial statement reporting purposes, when the Company emerged from bankruptcy, it was required to follow Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” which required it to record the assets and liabilities of the Company at fair value as of the fresh start date. The deferred revenue (liability) at fresh start associated with the aforementioned long-term contracts was recorded based upon the present value of the estimated costs associated with the provision of related services under these contracts over the remaining contract terms. This balance, which is included in deferred revenue in the consolidated balance sheets at December 31, 2008 and 2007, is significantly smaller than the historical balance being amortized as taxable income under IRC Section 467, which gives rise to the deferred tax liability.

U.S. Securities and Exchange Commission
October 8, 2009

Note 9: Discontinued Operations and Dispositions, Page 53

5.
We note that the company recognized a $10.3 million gain, related to the reversal of currency translation adjustments, as other income on the consolidated statement of operations for the year ended December 31, 2007. It appears that this adjustment related to discontinued operations. Please explain why the adjustment related to discontinued operations. Please explain why the adjustment was not classified within results from discontinued operations.

Response:

This amount, which had been included in accumulated other comprehensive income (loss) in the shareholders’ equity section of the consolidated balance sheet in accordance with SFAS No. 52, “Foreign Currency Translation,” represents the reversal of such amounts upon the dissolution and disposition of the subsidiaries that gave rise to such amounts and was recorded during the year ended December 31, 2007. The amount is disclosed in Note 9, “Discontinued Operations and Dispositions,” to the consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2008, which included dispositions that were considered discontinued operations and dispositions that were not.

Paragraph 42 of SFAS No. 144 states that, “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have significant continuing involvement in the operations of the component after the disposal transaction.” The dissolved entities executed a Transfer of Assets and Assumption of Liabilities agreement with their parent, which is 100% owned by the Company, whereby the dissolved entities assigned and transferred all their assets and their parent will absorb any future assets and existing and future liabilities. Therefore, the cash flows of the subsidiary have not been eliminated from the consolidated financial statements. Because the conditions described in paragraph 42 (a) and (b) of SFAS No. 144 were not met, the dissolved entities were not classified as discontinued operations on the face of the consolidated financial statements.

U.S. Securities and Exchange Commission
October 8, 2009

Item 9A. Controls and Procedures, Page 65

Management’s Report on Internal Control Over Financial Reporting, Page 65

6.
In your discussion of material weaknesses identified as of December 31, 2008, you state that the company did not have sufficient processes in place to ensure the timely recording of “accrued obligations relating to property and equipment, including inventory.” Please tell us the nature of the obligations to which you are referring.

Response:

These obligations primarily relate to accruals for costs incurred in connection with construction in progress, as well as items received from vendors during the period for which no vendor invoice has been received. Beginning in the second half of 2008, we began to implement a number of different processes to ensure the timely recording of “accrued obligations relating to property and equipment, including inventory.”

These processes include:

a)	monthly review of all significant open purchase orders to determine necessary accruals;

b)	reconciliation of all significant vendor statements to our books and records at the end of a reporting period;

c)	sign-off by project managers of costs for each project incurred to date; and

d)	purchase and implementation of a requisition and purchasing software package to increase visibility and control over costs by project.

**********

U.S. Securities and Exchange Commission
October 8, 2009

As requested in your letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella
Joseph P. Ciavarella
Senior Vice President and Chief Financial Officer

cc:  Kenya Wright Gumbs
       Carlos Pacho